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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                           FOR THE MONTH OF JULY 2001



                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)



                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                       FORM 20-F   [X]      FORM 40-F  [ ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes [ ]       No   [x]


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .)



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FOR IMMEDIATE RELEASE             Contact:
                                       Investors:  Kerry K. Calaiaro
                                                   +1 212 837-0880
                                                   Email: calaiaro_ke@willis.com

                                           Media:  Nicholas Jones
                                                   011 44 20 7488-8190
                                                   Email: jonesnr@willis.com

                                                   Dan Prince
                                                   +1 212 837-0806
                                                   Email: prince_da@willis.com

                      WILLIS REPORTS SECOND QUARTER RESULTS

HIGHLIGHTS FOR THE SECOND QUARTER:

- REVENUES GREW 8% TO $337 MILLION OVER LAST YEAR; CONSTANT CURRENCY REVENUES ROSE 12%

-        OPERATING MARGIN DOUBLED TO 18% IN THE QUARTER

-        EBITDA MARGIN GREW TO 23% FROM 14% A YEAR AGO

-        GENERAL AND ADMINISTRATIVE EXPENSES FELL 2%

-        CASH NET INCOME INCREASED TO $25 MILLION FROM $3 MILLION A YEAR AGO

-        CASH NET INCOME PER DILUTED SHARE ROSE TO $0.18 FROM $0.02 LAST YEAR

LONDON, U.K., JULY 31, 2001 - Willis Group Holdings Limited (NYSE: WSH), the global insurance broker, today reports strong revenue and earnings growth for the quarter and six months ended June 30, 2001.

Revenues rose 8% to $337 million for the second quarter of 2001. On a constant currency basis, excluding the effects of foreign exchange, acquisitions and disposals, underlying revenues rose 12%.

For the quarter ended June 30, 2001, net income was $17 million, or $0.12 per diluted share, compared with a loss of $5 million, or $(0.04), last year. Cash net income, or net income excluding goodwill amortization, grew to $25 million in the quarter compared with $3 million a year ago. Cash net income per diluted share was $0.18 for the second quarter compared with $0.02 last year.

Operating margin in the second quarter doubled to 18%. Reported general and administrative expenses were 2% lower than the corresponding period last year. On a constant currency basis, adjusting for acquisitions and disposals, expenses rose by 4%.

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Joe Plumeri, Chairman and Chief Executive Officer said "I am delighted to report such a strong performance in this, our first public disclosure of our results since returning to the stock market as a listed company. These results show improved performance across all parts of Willis. Our revenue growth is due to new business, client retention and the firming of premium rates. Our margin improvement also reflects the success of our concerted, ongoing program to control costs and eliminate waste."

For the six months ended June 30, 2001, revenues were $712 million, up 7% from a year ago. Revenues, on a constant currency basis, rose 11% in the first half of the year. Net income was $56 million, or $0.42 per diluted share, for the six months ended June 30, 2001 compared to $12 million, or $0.10, last year. Cash net income, or net income excluding goodwill amortization, rose to $73 million for the first half of 2001, from $29 million for the corresponding period of 2000. Cash net income per diluted share was $0.54 compared with $0.24 a year ago.

On June 12, 2001, Willis Group Holdings issued a total of 23 million shares in an initial public offering, priced at $13.50 per share. Proceeds from the offering, net of expenses, of $282 million have been used to repay all the $273 million preference shares outstanding. Further, as of June 30, 2001, Willis repurchased and cancelled approximately $26 million of outstanding 9% Senior Subordinated Notes. Willis has subsequently redeemed an additional $28 million of these notes.

Joe Plumeri commented "Our decision to use the proceeds to redeem preference shares and debt makes good sense for our shareholders. Our cash flow is more than sufficient to cover our normal financing needs and our next mandatory debt repayment is not due until 2005".

Turning to the outlook Joe Plumeri said, "We are optimistic about the future. We anticipate a continued firming of our markets for the foreseeable future, and are well positioned to leverage our strengths in this favorable business environment. We are also very pleased with our expense control measures, but would expect expenses to rise slightly going forward as we reinvest savings in growth initiatives."

Willis Group Holdings is one of three global insurance brokers. It provides specialized risk management advisory and other services to clients throughout the world. It has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. Additional information on Willis may be found on its web site www.willis.com.

This press release may contain certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors such as general economic conditions in different countries around the world, fluctuations in global equity and fixed income markets, changes in premium rates, the competitive environment and the actual cost of resolution of contingent liabilities. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results are contained in the Company's filings with the Securities and Exchange Commission.

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                         WILLIS GROUP HOLDINGS LIMITED

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In millions, except per share data)
                                  (Unaudited)

                                                  Three months ended June 30,   Six months ended June 30,
                                                      2001          2000          2001          2000
                                                      ----          ----          ----          ----
REVENUES:
  Commissions and fees                                $ 319         $  295        $ 678         $ 632
  Interest income                                        18             16           34            31
                                                      -----         ------        -----         -----
           Total Revenues                               337            311          712           663
                                                      -----         ------        -----         -----

EXPENSES:
  General and administrative expenses                   259            265          527           535
  Restructuring costs                                    --              2           --             2
  Depreciation expense                                    8              9           17            19
  Amortization of goodwill                                8              8           17            17
                                                      -----         ------        -----         -----
           Total Expenses                               275            284          561           573
                                                      -----         ------        -----         -----

OPERATING INCOME                                         62             27          151            90

Interest Expense                                         21             22           42            44
                                                      -----         ------        -----         -----

INCOME BEFORE INCOME TAXES, EQUITY IN NET
INCOME OF ASSOCIATES AND MINORITY INTEREST               41              5          109            46

Income Tax Expense                                       16              4           47            31
                                                      -----         ------        -----         -----

INCOME BEFORE EQUITY IN NET INCOME OF
ASSOCIATES AND MINORITY INTEREST                         25              1           62            15

Equity in Net Income of Associates                       (1)            (1)           8             8

Minority Interest                                        (7)            (5)         (14)          (11)
                                                      -----         ------        -----         -----
NET INCOME (LOSS)                                     $  17         $   (5)       $  56         $  12
                                                      =====         ======        =====         =====

NET INCOME (LOSS) PER SHARE

  - Basic                                             $0.13         $(0.04)       $0.44         $0.10

  - Diluted                                           $0.12         $(0.04)       $0.42         $0.10
                                                      -----         ------        -----         -----

AVERAGE NUMBER OF SHARES OUTSTANDING

  - Basic                                               128            121          126           121

  - Diluted                                             138            121          134           121
                                                      =====         ======        =====         =====

CASH NET INCOME (NET INCOME EXCLUDING GOODWILL
    AMORTIZATION)                                     $  25         $    3        $  73         $  29

CASH NET INCOME PER DILUTED SHARE                     $0.18         $ 0.02        $0.54         $0.24
                                                      =====         ======        =====         =====






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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      WILLIS GROUP HOLDINGS LIMITED

                                      By:      /s/ Mary E. Caiazzo
                                          ------------------------------------
                                             Mary E. Caiazzo
                                             Assistant General Counsel

Date: July 31, 2001